UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Management Change

Beijing, China (June 3, 2013) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company in China, focusing on User Generated Content (“UGC”), today announced that Mr. Fang Du has joined the Company to replace Mr. Jeff Shi as the Chief Executive Officer of Ku6 Media.

“I would like to welcome Mr. Fang Du on behalf of the board members. We believe his extensive experience in the entertainment industry will bring significant value to Ku6 Media,” commented by Mr. Bruno Wu, Chairman of the Board of Directors of Ku6 Media. “I would also like to take this opportunity to thank Mr. Jeff Shi for his contributions to Ku6 Media, and wish him all the best in his next endeavors.”

“It’s a great honor to be given the opportunity to lead Ku6 Media at a critical stage of its growth,” said Mr. Fang Du, CEO of Ku6 Media. “The Company has undertaken numerous initiatives in the past few months as part of its video cloud strategy with the aim to improve user experience and enhance our brand name. I in particular look forward to working with Ku6 Media’s current management team comprising a group of intelligent and responsible people with strong technology background and extensive experience in the industry.”

Mr. Fang Du joined Zhe Jiang TV, a renowned Chinese entertainment company, in 1994 and previously served as its Deputy Director and Chief of Program Center since 2005. Mr. Du is widely recognized as one of the best directors in China with almost 20 years’ experience in television program planning and production. He led the production of many of China’s most popular TV programs, including Do You Remember, Dream Show, The Voice of China (Chinese version of the American TV program The Voice). Mr. Du was named The Producer of the Year 2012 by Zong Yi, which is the Chinese edition of Variety. Mr. Du graduated from Zhejiang Radio and Television Junior College, which is now known as Zhejiang University of Media and Communications.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on User Generated Content (UGC).  Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China.  For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Tel: +86 10 5758 6835

Email: ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Acting CFO

Date:  June 3, 2013